Exhibit 21.1

SUBSIDIARIES OF LENDINGCLUB CORPORATION

The following are the direct subsidiaries of LendingClub Corporation as of December 31, 2018, omitting subsidiaries which, considered in the aggregate, would not constitute a significant subsidiary:

Subsidiaries (a wholly owned subsidiary)	State of Incorporation
Consumer Loan Underlying Bond (CLUB) Depositor, LLC	Delaware
Consumer Loan Underlying Bond (CLUB) Credit Trust 2018-P3	Delaware
Consumer Loan Underlying Bond (CLUB) Grantor Trust 2018-P3	Delaware
Consumer Loan Underlying Bond (CLUB) Certificate Issuer Trust I	Delaware
LC Trust I	Delaware
LendingClub Asset Management, LLC	Delaware
LendingClub Operated Aggregator Note (LOAN) NP I, LLC	Delaware
LendingClub Warehouse I LLC	Delaware
LendingClub Warehouse II LLC	Delaware
LendingClub Warehouse III LLC	Delaware
Springstone Financial, LLC	Delaware